Exhibit 99.1

ASX ANNOUNCEMENT

Quarterly Cash Flow – Appendix 4C

Sydney Australia, April 29 2016: Benitec Biopharma Limited (ASX: BLT; NASDAQ: BNTC; NASDAQ: BNTCW) today lodged its Appendix 4C quarterly cash flow report for 31 March 2016.

Operating cash outflows for the nine months were AU$18.7 million and included scientific spending of AU$10.3 million. Research and development costs were consistent with forecasts in the SEC F1 disclosures. As advised previously, cash outflows have decreased from the prior quarter. Operating cash flow for the March quarter were AU$4.6 million compared to AU$7.0 million in the December quarter. Research and development costs were AU$2.7 million in the March quarter and AU$3.4 million in the December quarter.

The Company continues to be committed to managing cash outflows and controlling costs. Cash at the end of the March quarter was AU$19.9 million.

During the quarter, Benitec announced results of its in vivo study of BB-HB-331. Key findings of the in vivo study indicate that a single BB-HB-331 treatment in the PhoenixBio (PXB) mouse model can result in suppression of HBV. The in vivo experiment supports the BB-HB-331 in vitro findings previously observed in human hepatocytes isolated from the PXB mouse model, announced in December 2015. These results demonstrate the potential utility of an approach that combines RNAi with gene therapy to treat HBV, and the Company intends to advance the HBV program towards the clinic.

Benitec also announced that it would wind-down its hepatitis C program and terminate it upon completion of patients in Cohort 4 in its Phase I/IIa clinical trial for TT-034. The data collected to date show that TT-034 transduces hepatic tissues, expresses the anti-HCV shRNA and has a favorable safety profile with no significant adverse events reported relating to the administration of the study drug. However, as a result of the increasingly competitive landscape among available HCV therapies, the Company concluded that the TT-034 program no longer offered the commercial value necessary to attract a worthwhile commercial partnership deal and, as a result, did not warrant additional expenditure or focus of resources beyond completion of the existing patients. The Company believes the early stage TT-034 clinical trial results provide support for the safety of its platform technology.

A more comprehensive update on Benitec’s operations and financial matters will be provided in the Quarterly Report to 31 March 2016 which will be released in May 2016.

For further information regarding Benitec and its activities, please contact the persons below, or visit the Benitec website at www.benitec.com

Benitec Biopharma Limited | F6/ 1-15 Barr Street | Balmain NSW 2041 Australia | t: +61 (2) 9555 6986 | e: info@benitec.com |

www.benitec.com

For further information on Benitec, please contact the persons below:

Company	Investor relations	United States

Carl Stubbings Chief Business Officer Tel: +61 (2) 9555 6986 Email: cstubbings@benitec.com	Buchan Consulting Kyahn Williamson Head of Investor Communications Tel: +61 (3) 9866 4722 Email:kwilliamson@buchanwe.com.au

PCG Advisory Group

Adam Holdsworth

Managing Director of Investor Relations

Tel: + 1 646-862-4607

Email: adamh@pcgadvisory.com

Sean Leous

Managing Director of Public Relations

Tel: +1 646-863-8998

Email: sleous@pcgadvisory.com

About Benitec Biopharma Limited:

Benitec Biopharma Limited (ASX: BLT; NASDAQ: BNTC; NASDAQ: BNTCW) is a biotechnology company developing innovative therapeutics based on its patented gene-silencing technology called ddRNAi or 'expressed RNAi'. Based in Sydney, Australia with labs in Hayward, CA (USA) and collaborators and licensees around the world, the company is developing ddRNAi-based therapeutics for chronic and life-threatening human conditions including hepatitis B, wet age-related macular degeneration and OPMD. Benitec has also licensed ddRNAi to other biopharmaceutical companies for applications including HIV/AIDS, Huntington's Disease, chronic neuropathic pain and retinitis pigmentosa.

Safe Harbor Statement:

This press release contains "forward-looking statements" within the meaning of section 27A of the US Securities Act of 1933 and section 21E of the US Securities Exchange Act of 1934. Any forward-looking statements that may be in the press release are subject to risks and uncertainties relating to the difficulties in Benitec’s plans to develop and commercialize its product candidates, the timing of the initiation and completion of preclinical and clinical trials, the timing of patient enrolment and dosing in clinical trials, the timing of expected regulatory filings, the clinical utility and potential attributes and benefits of ddRNAi and Benitec’s product candidates, potential future out-licenses and collaborations, the intellectual property position and the ability to procure additional sources of financing. Accordingly, you should not rely on those forward-looking statements as a prediction of actual future results.

Benitec Biopharma Limited | F6/ 1-15 Barr Street | Balmain NSW 2041 Australia | t: +61 (2) 9555 6986 | e: info@benitec.com |

www.benitec.com

Appendix 4C

Quarterly report for entities

admitted on the basis of commitments

Rule 4.7B

Appendix 4C

Quarterly report

for entities admitted

on the basis of commitments

Introduced 31/03/00 Amended 30/09/01, 24/10/05, 17/12/10

Name of entity
BENITEC BIOPHARMA LIMITED

ABN	Quarter ended (“current quarter”)
64 068 943 662	31 March 2016

Consolidated statement of cash flows

Cash flows related to operating activities		Current quarter $A’000	Year to date (9 months) $A’000
1.1	Receipts from customers	63	298

1.2	Payments for
	(a) staff costs	(1,588)	(4,940)
	(b) advertising and marketing	(126)	(400)
	(c) research and development	(2,657)	(10,313)
	(d) leased assets	-	-
	(e) other working capital	(323)	(3,501)
1.3	Dividends received	-	-
1.4	Interest and other items of a similar nature received	43	177
1.5	Interest and other costs of finance paid	-	-
1.6	Income taxes paid	-	-
1.7	Other (provide details if material)	-	-
	Net operating cash flows	(4,588)	(18,679)

+ See chapter 19 for defined terms.

17/12/2010	Appendix 4C Page 1

Appendix 4C

Quarterly report for entities

admitted on the basis of commitments

		Current quarter $A’000	Year to date (9 months) $A’000
1.8	Net operating cash flows (carried forward)	(4,588)	(14,169)

	Cash flows related to investing activities
1.9	Payment for acquisition of:	-	-
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	(53)	(218)
	(e) other non-current assets	-	-
1.10	Proceeds from disposal of:	-	-
	(a) businesses (item 5)
	(b) equity investments
	(c) intellectual property
	(d) physical non-current assets
	(e) other non-current assets

1.11	Loans to other entities	-	-
1.12	Loans repaid by other entities	-	-
1.13	Other (provide details if material)	-	-
	Net investing cash flows	(53)	(218)
1.14	Total operating and investing cash flows	(4,641)	(18,897)

	Cash flows related to financing activities
1.15	Proceeds from issues of shares, options, etc.	-	19,462
1.16	Proceeds from sale of forfeited shares	-	-
1.17	Proceeds from borrowings	-	-
1.18	Repayment of borrowings	-	-
1.19	Dividends paid	-	-
1.20	Other (US listing costs)	-	(1,996)
	Net financing cash flows	-	17,466

	Net increase (decrease) in cash held	(4,641)	(1,431)

1.21	Cash at beginning of quarter/year to date	24,757	21,787
1.22	Exchange rate adjustments to item 1.20	(238)	(478)
1.23	Cash at end of quarter	19,878	19,878

+ See chapter 19 for defined terms.

Appendix 4C Page 2	17/12/2010

Appendix 4C

Quarterly report for entities

admitted on the basis of commitments

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	220
1.25	Aggregate amount of loans to the parties included in item 1.11	nil

1.26	Explanation necessary for an understanding of the transactions
Payments related to directors’ fees ($65k), consultancy fees ($71k) and legal services ($84k)

Non-cash financing and investing activities

2.1	Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows none

2.2	Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest none

Financing facilities available

Add notes as necessary for an understanding of the position.

		Amount available $A’000	Amount used $A’000
3.1	Loan facilities	-	-
3.2	Credit standby arrangements	-	-

+ See chapter 19 for defined terms.

17/12/2010	Appendix 4C Page 3

Appendix 4C

Quarterly report for entities

admitted on the basis of commitments

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A’000	Previous quarter $A’000
4.1	Cash on hand and at bank	2,003	2,293
4.2	Deposits at call	17,875	22,464
4.3	Bank overdraft
4.4	Other (provide details)
	Total: cash at end of quarter (item 1.23)	19,878	24,757

Acquisitions and disposals of business entities

		Acquisitions (Item 1.9(a))	Disposals (Item 1.10(a))
5.1	Name of entity	N/A	N/A
5.2	Place of incorporation or registration	N/A	N/A
5.3	Consideration for acquisition or disposal	N/A	N/A
5.4	Total net assets	N/A	N/A
5.5	Nature of business	N/A	N/A

Compliance statement

1	This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2	This statement does give a true and fair view of the matters disclosed.

Sign here:		Date: 29 April 2016
Company secretary

Print name:	Greg West

+ See chapter 19 for defined terms.

Appendix 4C Page 4	17/12/2010

Appendix 4C

Quarterly report for entities

admitted on the basis of commitments

Notes

1.	The quarterly report provides a basis for informing the market how the entity’s activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2.	The definitions in, and provisions of, AASB 107: Statement of Cash Flows apply to this report except for any additional disclosure requirements requested by AASB 107 that are not already itemised in this report.

3.	Accounting Standards. ASX will accept, for example, the use of International Financial Reporting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

+ See chapter 19 for defined terms.

17/12/2010	Appendix 4C Page 5